Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and
333-184147-01.

RBS Exchange Traded Notes

RBS US Large Cap Trendpilot[] ETN (TRND)

RBS ETN Details
---------------------------------------------------
Issuer           The Royal Bank of Scotland plc
---------------- ----------------------------------
Guarantor        The Royal Bank of Scotland
                 Group plc
---------------- ----------------------------------
Ticker           TRND
---------------- ----------------------------------
Intraday         TRND.IV
Indicative Value
Ticker
---------------- ----------------------------------
CUSIP            78009L308
---------------- ----------------------------------
ISIN             US78009L3087
---------------- ----------------------------------
Primary          NYSE Arca
Exchange
---------------- ----------------------------------
Maturity         12/7/2040
---------------- ----------------------------------
Benchmark        2.13%
Index Dividend
Yield(1)
---------------- ----------------------------------
Index            RBS US Large Cap Trendpilot(TM)
                 Index (USD) (Bloomberg
                 symbol: "TPLCUT Index>"),
                 which tracks the Benchmark
                 Index or the Cash Rate
                 depending on the relative
                 performance of the Benchmark
                 Index on a simple historical
                 moving average basis.
---------------- ----------------------------------
Benchmark        SandP 500([R]) Total Return Index
Index            (Bloomberg page: "SPTR
                 Index")
---------------- ----------------------------------
Cash Rate        Yield on a hypothetical notional
                 investment in 3-month U.S.
                 Treasury bills as of the most re-
                 cent weekly auction (Bloomberg
                 page: "USB3MTA Index")
---------------- ----------------------------------
Annual Investor  When the Index is tracking the
Fee              Benchmark Index: 1.00% per
(accrued on a    annum. When the Index is
daily basis)     tracking the Cash Rate: 0.50%
                 per annum.
---------------- ----------------------------------
Repurchase at    You may offer your RBS ETNs
your option      to RBS plc for repurchase on
                 any business day on or prior to
                 11/29/2040, provided that you
                 offer a minimum of 20,000 RBS
                 ETNs for any single repurchase
                 and follow the procedures
                 described in the pricing
                 supplement.
---------------- ----------------------------------
Early            We may redeem all of the RBS
redemption at    ETNs at our discretion at any
our option       time on or prior to 12/5/2040.
                 Pursuant to our announced
                 plan to exit the structured retail
                 investor products business, the
                 likelihood that we will redeem
                 the ETNs prior to maturity has
                 increased. See "Recent Devel-
                 opments" on reverse for more
                 information.
---------------- ----------------------------------
Daily            Upon early repurchase or
Redemption       redemption or at maturity, you
Value            will receive a cash payment
                 equal to the daily redemption
                 value per RBS ETN. The daily
                 redemption value on the relevant
                 valuation date will be published
                 on www.rbs.com/etnus/trnd*.
---------------- ----------------------------------

The RBS US Large Cap Trendpilot(TM) Exchange Traded Notes ("RBS ETNs") are
unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland
Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of
RBS plc and RBS Group to pay, and are also subject to market risk.

RBS US Large Cap Trendpilot[] ETNs track the RBS US Large Cap Trendpilot[]
Index (USD) which provides:
Trend-following exposure using an objective and transparent methodology to either the SandP 500([R]) Total Return Index or the Cash Rate; Large Cap Exposure
in positive trending markets by tracking the SandP 500([R]) Total Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and
Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot([]) Index Methodology

A positive trend is established:
The Index will track the Benchmark Index

If the closing level of the Benchmark Index is at or above its historical
200-Index  business day simple moving average for five consecutive Index business days

A negative trend is established:
The Index will track the Cash Rate

If the closing level of the Benchmark Index is below its historical 200-Index business day simple moving  average for five consecutive Index business days

A negative trend is established

A positive trend is established

Hypothetical Benchmark Index

Hypothetical 200-Index   business day simple moving average

The above graph illustrates the operation of the Trendpilot[] Index
Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.
If neither of the above conditions is satisfied, the trend of the Benchmark
Index will be the same as the trend of the Benchmark Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the
Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.
(1)Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index)
over the prior 12 months ending 6/30/2013 divided by the closing level of the price return version of the Benchmark Index as of 6/30/2013.
* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

www. rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.

Historical Performance (%) -- as of 6/30/2013

                                                            QUARTER-TO- year-to- ANNUALIZED ANNUALIZED ANNUALIZED annualized since
 RBS ETN
                                                              DATE (%)  date (%) 1-Year (%) 3-Year (%) 5-Year (%)   inception
 (12/6/10) (%)
----------------------------------------------------------- ----------- -------- ---------- ---------- ----------
 -------------------------
RBS US Large Cap Trendpilot[] ETN Daily Redemption Value(1)    2.65      13.27      19.40       --         --              9.17
RBS US Large Cap Trendpilot(TM) Index                          2.91      13.82      20.60       --         --              10.18
SandP 500([R]) Total Return Index (Benchmark Index)              2.91      13.82      20.60      18.45      7.01             13.65
SandP 500([R]) Index (Price Only)                                2.36      12.63      17.92      15.94      4.65             11.22
Cash rate on 6/30/13 was 0.06%                                   --        --        --         --         --                --

Source: Bloomberg. The table above presents the actual performance of the
Index, the RBS ETNs, the SandP 500([R]) Total Return Index (the Benchmark Index),
and the SandP 500([R]) Index (Price Only) over the specified periods. It is not possible to invest directly in an index. For information regarding the performance of the Trendpilot Index, see pages PS-12 to PS-15 of the pricing supplement of the RBS ETNs filed with the U.S. Securites and Exchange Commisson
(SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

SandP 500([R]) Index Performance -- as of 6/30/2013

The graph to the left is the historical performance of the SandP 500([R]) Total
Return Index, SandP 500([R]) Index (Price Only) and the SandP 500([R]) Total Return
Index 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot Index performance.

SandP 500([R]) Index 1-Year Annual Return Comparison (%)(1)

                                1991  1992  1993  1994  1995  1996   1997  1998  1999  2000    2001   2002
------------------------------- ----- ----- ----- ----- ----- ------ ----- ----- ----- ------ ------- ------
SandP 500([R]) Total Return Index  --   7.62  10.08 1.32  37.58 22.96  33.36 28.58 21.04 -9.10   -11.89 -22.10
SandP 500([R]) Index (Price Only)  --   4.46  7.06  -1.54 34.11 20.26  31.01 26.67 19.53 -10.14  -13.04 -23.37
Cash Rate (Year-End)            3.91  3.24  3.06  5.57  4.91  5.08   5.43  4.52  5.30  5.70    1.71   1.19
                                2003  2004  2005  2006  2007  2008   2009  2010  2011  2012   2013 Q2
------------------------------- ----- ----- ----- ----- ----- ------ ----- ----- ----- ------ ------- ------
SandP 500([R]) Total Return Index 28.68 10.88 4.91  15.79 5.49  -37.00 26.46 15.06 2.11  16.00   13.82
SandP 500([R]) Index (Price Only) 26.38 8.99  3.00  13.62 3.53  -38.49 23.45 12.78 0.00  13.41   12.63
Cash Rate (Year-End)            0.89  2.23  3.91  4.88  3.31  0.05   0.11  0.18  0.03  0.09    0.06

(1) The table above does not reflect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the SandP 500([R]) Index performance. The Trendpilot[] Index may underperform the SandP 500([R]) Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.
CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS
ETNs are not principal protected and do not pay interest. The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing. IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group)
have filed a registration statement (including a prospectus) with the U.S.
Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and
/ or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.
RBS US Large Cap Trendpilot[] Index (USD), is the property of The Royal Bank of
Scotland plc, which has contracted with SandP Opco, LLC (a subsidiary of SandP Dow
Jones Indices LLC) ("SandP Dow Jones Indices") to maintain and calculate the
Index. The SandP 500([R]) Index is the exclusive property of SandP Dow Jones
Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot[] Index (USD). SandP Dow Jones
Indices shall have no liability for any errors or omissions in calculating the
Index. SandP([R]) is a registered trademark of Standard and Poor's Financial
Services LLC ("SPFS") and Dow Jones([R]) is a registered trademark of Dow Jones
Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to
SandP
Dow Jones Indices. "Standard and Poor's([R])", "SandP([R])" and "SandP 500([R])" are
registered trademarks of SPFS and together with the "Calculated by C A L C U L
ATED BY SandP Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap
Trendpilot[] ETNs, are not sponsored, endorsed, sold or promoted by SandP Dow
Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.
Copyright [C] 2013 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

www. rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose
Value.